EXHIBIT 99.1

Endeavour Silver Provides 2025 Guidance for Guanaceví and Bolañitos; Production expected at 4.5 – 5.2 Million oz Silver and 30,500 – 34,000 oz Gold for 7.0 – 7.9 Million oz Silver Equivalent(1)

VANCOUVER, British Columbia, Jan. 15, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its consolidated production and cost guidance for Guanaceví and Bolañitos, and its capital and exploration budgets for 2025. The Company will provide 2025 production and cost guidance for the Terronera project in a separate news release once commissioning is complete. All dollar amounts are in US dollars (US$).

2025 Production and Cost Guidance Highlights

In 2025, silver production is expected to range from 4.5 to 5.2 million ounces (oz) and gold production is expected to be between 30,500 oz and 34,000 oz, bringing total silver equivalent production to between 7.0 and 7.9 million oz1.

Consolidated cash costs2 and all-in sustaining costs2 (AISC) for Guanaceví and Bolañitos in 2025 are estimated to be $16.00-$17.00 per oz silver and $25.00-26.00 per oz silver, respectively, net of gold by-product credits. Consolidated cash costs excluding Terronera on a per ounce basis are expected to be higher in 2025 compared to 2024, primarily due to lower silver production from these mines as they enter their final years of production, and a lower estimated gold price. AISC are expected to be slightly higher in 2025 than realized in 2024 as higher levels of sustaining capital will be required with costs being borne by lower silver production.

"As we look ahead to 2025, our strategic focus remains firmly on advancing the commissioning of our Terronera project and integrating it into our production profile,” commented Dan Dickson, Chief Executive Officer. “This will bring us one step closer to realizing our goal of becoming a senior silver producer. Additionally, we are fortunate to be in a strong position with not only Terronera nearing production but also with Pitarrilla offering significant potential for organic growth, providing further opportunities to drive value to our shareholders as we continue to expand our portfolio.”

2025 Production Guidance Summary (3)

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	Tpd	1,000 – 1,100	1,100 – 1,200	2,100 – 2,300
Silver production	M oz	3.9 – 4.4	0.6 – 0.8	4.5 – 5.2
Gold production	k oz	11.0 – 13.5	19.5 – 20.5	30.5 – 34.0
Silver Eq production[1]	M oz	4.8 – 5.5	2.2 – 2.4	7.0 – 7.9

Operating Mines

At Guanaceví, 2025 plant throughput is estimated to range from 1,000 tonnes per day (tpd) to 1,100 tpd and average 1,060 tpd with material mined mainly from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs, but with significant royalty payments on production. Mine grades in 2025 are expected to be slightly lower and recoveries are expected to be similar to 2024. Cash costs per ounce, AISC per ounce and direct costs2 on a per tonne basis are expected to be slightly higher in 2025 compared to 2024 due to the lower metal production and lower gold by-product credits from the lower gold price estimate.

In 2025, plant throughput at Bolañitos is expected to range from 1,100 tpd to 1,200 tpd and average 1,170 tpd sourcing material from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Mine grades are expected to be higher for silver and lower for gold and recoveries are expected to be similar to 2024. Cash costs per oz, AISC and direct costs2 on a per tonne basis are expected to be higher in 2025 compared to 2024 due to lower gold by-product credits driven by the lower gold price estimate.

Consolidated Operating Costs (Excluding Terronera)

		Guanaceví & Bolañitos
Cash costs, net of gold by-product credits[2]	$/oz	$16.00 - $17.00
AISC, net of gold by-product credits[2]	$/oz	$25.00 - $26.00
Sustaining capital[2] budget	$M	$33.6
Exploration & Corporate capital budget	$M	$2.6

2025 cash costs, net of gold by-product credits, are estimated to be $16.00-$17.00 per oz of silver produced.

AISC, net of gold by-product credits are estimated to be $25.00-$26.00 per oz of silver produced.

Direct operating costs2 per tonne are estimated to be $130-$140. Direct costs2, which include royalties and special mining duties, and take account of the impact of the higher Mexico mining taxes enacted at the start of 2025, are estimated to be in the range of $175-$185 per tonne.

Management made the following assumptions in calculating its 2025 cost forecasts: $27.50 per oz silver price, $2,200 per oz gold price, 18:1 Mexican peso per US dollar exchange rate, and a 4% Mexican annual inflation rate.

2025 Planned Capital Expenditures (3)

	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$12.7 million	$6.6 million	$19.3 million	-	$19.3 million
Bolañitos	$9.7 million	$4.6 million	$14.3 million	-	$14.3 million
Pitarrilla				$9.1 million	$9.1 million
Exploration				$2.4 million	$2.4 million
Corporate				$0.2 million	$0.2 million
Total	$22.4 million	$11.2 million	$33.6 million	$11.7 million	$45.3 million

Sustaining Capital Investments

In 2025, Endeavour plans to invest $33.6 million in sustaining capital at its two operating mines. At assumed metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $19.3 million will be invested in capital projects, the largest of which is 5.3 kilometres of mine development at El Curso and Milache for an estimated $12.7 million. An additional $2.8 million will be invested in mine infrastructure and equipment. A further $1.8 million will be invested in the plant and tailings storage facility, including further work on the tailings facility expansion. A remaining $2.0 million will be spent on various surface infrastructure or equipment.

At Bolañitos, $14.3 million will be invested in capital projects, including $9.7 million for 6.7 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos-San Miguel areas. The additional $4.6 million will go to upgrade the mining fleet, plant improvements and to support site infrastructure.

The Company also plans to spend $2.6 million to maintain exploration concessions, acquire mobile exploration equipment and cover corporate infrastructure.

Pitarrilla

Endeavour has announced its intention to advance the Pitarrilla project. Plans for work on the project in 2025 are estimated to cost a total of $25.7 million composed of $16.6 million for feasibility study, development and exploration work, and $9.1 million of capital spending. The capital spending includes $6.0 million of buildings, right of way costs, and surface infrastructure; $2.2 million of mine infrastructure including a ventilation system; and $0.9 million of mobile equipment. The Company plans to complete 14,000 m of drilling and 600 m of ramp development at Pitarrilla in 2025 as it focuses on this project and advances towards construction.

2025 Planned Exploration (3)

Project	Activity	Drill Metres	Expenditures
Guanaceví	Drilling	6,000	$1.0 million
Bolañitos	Drilling	8,000	$1.4 million
Terronera	Drilling	4,000	$1.0 million
Chile	Drilling	2,500	$1.6 million
Parral	Economic Studies	-	$0.8 million
Baxter	Targeting	-	$0.5 million
Other	Evaluation	-	$0.2 million
Total		20,500	$6.5 million

Technical Disclosure

The scientific and technical information contained in this news release has been reviewed and approved by Don Gray, SME-RM, Chief Operating Officer, a Qualified Person as defined under NI 43-101.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information:

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS Financial Measures

The Company has included certain performance measures that are not defined under International Financial Reporting Standards (IFRS). The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers with similar descriptions.

Cash costs and cash costs per ounce

Cash costs per ounce is a non-IFRS measure. In the silver mining industry, this metric is a common performance measure that does not have a standardized meaning under IFRS. Cash costs include direct costs (including smelting, refining, transportation and selling costs), royalties and special mining duty and changes in finished goods inventory net of gold credits. Cash costs per ounce is based on ounces of silver produced and is calculated by dividing cash costs by the number of ounces of silver produced.

Direct operating costs and direct costs

Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs per tonne include all direct operating costs, royalties and special mining duty.

All-in sustaining costs (AISC) and AISC per ounce

This measure is intended to assist readers in evaluating the total cost of producing silver from operations. While there is no standardized meaning across the industry for AISC measures, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council and used as a standard of the Silver Institute. The Company defines AISC as the cash costs (as defined above), plus reclamation cost accretion, mine site expensed exploration, corporate general and administration costs and sustaining capital expenditures. AISC per ounce is based on ounces of silver produced and is calculated by dividing AISC by the number of ounces of silver produced.

Sustaining capital

Sustaining capital is defined as the capital required to maintain operations at existing levels. This measurement is used by management to assess the effectiveness of an investment program.

For further information on reconciliations of Non-GAAP measures, refer to the Non-IFRS Measures section of the Company’s Management’s Discussion & Analysis for the three and nine months ending September 30, 2024, beginning on page 25.

(3) Totals may not add due to rounding

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2025; changes in mining operations; forecasts of Endeavour’s production levels, cash costs, AISC, direct costs, capital expenditures, mine grades, recoveries and sustaining capital investments; Endeavour’s future production and cost guidance announcements; exploration plans, the expansion of Endeavour’s portfolio and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecast mine economics as of 2025, mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.